FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda Announces Candidates for New Directors

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 15, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda Announces Candidates for New Directors

Osaka, Japan, May 15, 2020, --- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that it has decided the candidates for new Directors which will be proposed to the 144th Ordinary General Meeting of Shareholders in June 2020. The candidates are as follows;

1.Candidates for Non-Audit and Supervisory Committee Directors

Name	Category		Current Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Masato Iwasaki	Internal	Existing	Director, President, Japan Pharma Business Unit
Andrew Plump	Internal	Existing	Director, President, Research & Development
Constantine Saroukos	Internal	Existing	Director, Chief Financial Officer
Masahiro Sakane	External	Existing	External Director, Chair of the Board Meeting
Olivier Bohuon	External	Existing	External Director
Jean-Luc Butel	External	Existing	External Director
Ian Clark	External	Existing	External Director
Yoshiaki Fujimori	External	Existing	External Director
Steven Gillis	External	Existing	External Director
Shiro Kuniya	External	Existing	External Director
Toshiyuki Shiga	External	Existing	External Director

2.Candidates for Audit and Supervisory Committee Directors

Name	Category		Current Role
Yasuhiko Yamanaka	Internal	Existing	Director, Full-time Audit & Supervisory Committee member
Koji Hatsukawa	External	Existing	External Director, Chairperson of Audit & Supervisory Committee
Emiko Higashi	External	Existing	External Director, Audit & Supervisory Committee member
Michel Orsinger	External	Existing	External Director, Audit & Supervisory Committee member

Media Contact:
Kazumi Kobayashi
kazumi.kobayashi@takeda.com
+81 (0) 3-3278-2095

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